UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Yunji Inc.

(Name of Issuer)

Class A Ordinary Shares, $0.000005 par value per share

(Title of Class of Securities)

98873N107**

(CUSIP Number)

03/21/2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98873N107 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Market under the symbol “YJ.” Each American Depository Share represents 10 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98873N107	SCHEDULE 13G	Page 2 of 6

(1)	Names of reporting persons Fasturn Overseas Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 146,202,410*
	(6)	Shared voting power 0
	(7)	Sole dispositive power 146,202,410
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person: 146,202,410
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.81%**
(12)	Type of reporting person (see instructions) CO, Corporation

*	Number of shares beneficially owned as of 31 Dec 2022. Includes 1,938,241 American Depositary Shares (“ADSs”). Each ADS represents 10 Class A Ordinary Shares.
**	Calculation is based on 2,146,535,392 outstanding ordinary shares for all classes as of 31 Dec 2022.

SCHEDULE 13G	Page 3 of 6

Item 1(a) Name of issuer: Yunji Inc.

Item 1(b) Address of issuer’s principal executive offices: 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People’s Republic of China

2(a) Name of person filing: Fasturn Overseas Limited

2(b) Address or principal business office or, if none, residence: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

2(c) Citizenship: British Virgin Islands

2(d) Title of class of securities: Class A Ordinary Shares, $0.000005 par value per share**

2(e) CUSIP No.:

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98873N107 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Market under the symbol “YJ.” Each American Depository Share represents 10 Class A Ordinary Shares.

SCHEDULE 13G	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 146,202,410*

(b)	Percent of class: 6.81%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 146,202,410

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 146,202,410

(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G	Page 5 of 6

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 8 Feb 2023	Signature:	/s/ Chu Siu Leung
	Name:	Chu Siu Leung
	Title:	Director